July 22, 2015

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Frisch’s Restaurants, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 22, 2015
File No. 001-07323

Dear Mr. McWilliams:

I am responding on behalf of Frisch’s Restaurants, Inc. (“Company”) to comments in your July 16, 2015 letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the following; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. Please mark any revised preliminary proxy statements and the form of proxy as “preliminary copies.” Refer to Rule 14a-6(e)(1).

RESPONSE: In response to the Staff’s comment, and by reading Rule 14a-6(e)(1) expansively, we have added a header to the entirety of the Amended Preliminary Proxy Statement reading “PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION”.

Summary Term Sheet, page 1

The Merger, page 5

2. We note that your directors and officers and their affiliates own approximately 23.6 percent of your common stock. Please revise this section to address your directors’ and officers’ stock ownership and intent to vote. In this regard, we note your disclosure in the Voting by Frisch’s Directors and Executive Officers section on page 27.

RESPONSE: In response to the Staff’s comment, the “Recommendation of the Board of Directors” section of the Amended Preliminary Proxy Statement has been revised to read as follows

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Recommendation of the Board of Directors (see page ___)

The Board unanimously determined that the Merger Agreement is fair, advisable and in the best interests of Frisch’s and its shareholders and adopted and approved the Merger Agreement. At the close of business on the Record Date, directors and executive officers of Frisch’s and their affiliates were entitled to vote 1,213,099 shares of Frisch’s Common Stock, or approximately 23.6 percent of the shares of Frisch’s Common Stock issued and outstanding on that date. Frisch’s directors and executive officers have informed the Company that each of them intends to vote all of their shares in favor of the Merger Proposal and the other proposals to be considered at the Special Meeting. The commitment of the directors is at all times subject to their fiduciary duties and obligations as directors. Craig F. Maier and Karen F. Maier have entered into voting agreements with Holding (the “Voting Agreements”) in which those two directors have delivered an irrevocable proxy, subject to their unconditional right and obligations to discharge their fiduciary duties.

In the course of reaching this decision, the Board considered a number of factors in its deliberations, which can be found in the section titled “The Merger Proposal (Proposal 1) — Recommendation of the Board and Reasons for the Merger” beginning on page ___. The Board unanimously recommends that the Frisch’s shareholders vote:

•	“FOR” the Merger Proposal;
•	“FOR” the Certain Executive Compensation Matters Proposal; and
•	“FOR” the Adjournment Proposal.

Interests of Frisch’s Directors and Executive Officers in the Merger, page 6

3. Please quantify here the total amounts that your directors and officers may receive in connection with the proposed merger. In this regard, please provide quantification regarding the accelerated vesting of any restricted shares and the cash out of any stock options held by your directors and officers.

RESPONSE: In response to the Staff’s comment, the “Interests of Frisch’s Directors and Executive Officers in the Merger” section of the Amended Preliminary Proxy Statement has been revised to read as follows:

Interests of Frisch’s Directors and Executive Officers in the Merger (see page ___)

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In considering the recommendation of the Board that you vote “FOR” the Merger Proposal, you should be aware that, aside from their interests as Frisch’s shareholders, Frisch’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of other Frisch’s shareholders generally. The Board was aware of these interests and considered them, among other things, in approving the Merger Agreement and recommending that the shareholders approve the Merger Agreement. These interests include:

•	accelerated vesting of restricted shares held by Frisch’s directors and officers and the cash out of any stock options held by Frisch’s directors and officers, the effects of which are more fully described below:

o	On October 22, 2014, each non-employee director received an award of 1,539 restricted shares. On the same date, Craig F. Maier, President and Chief Executive Officer, received the same award pursuant to the terms of his employment agreement. The awards had a grant date fair value of $40,000 for each such recipient and vest ratably over 12 months. As a result of the transaction contemplated by the Merger Agreement, the restricted shares would become fully vested upon closing of the Merger; these shares will be exchanged, as will all other shares of Frisch’s Common Stock owned by the directors, for the Merger Consideration of $34.00 per share;

o	Stock options held by directors of the Company are as follows: William J. Reik, 13,000, Daniel W. Geeding, 10,000, and Jerome P. Montopoli, 9,000 and Karen F. Maier, 1,750. The cash out value for these options based upon the Merger Consideration of $34.00 per share called for in the Merger Agreement would be $245,220, $173,370, $153,900 and $21,175, respectively. Stock options held by executive officers of the Company include: 1,750 held by Michael E. Conner and 250 held by Jim Fettig. The cash out value for these options is $21,175 and $3,025, respectively. The term “cash out value” means the excess, if any, of the (A) Merger Consideration of $34.00 per share over (B) the exercise price per share of Frisch’s Common Stock multiplied by the total number of shares subject to such Company Stock Option, whether or not exercisable;

•	cash payment of accelerated incentive bonuses prorated from June 3, 2015 to the Effective Time to Craig F. Maier, President and Chief Executive Officer, as provided for in his interim employment agreement extension effective June 3, 2015 (the “Employment Agreement Extension”) and the other Named Executive Officers under the continuation of the previously-approved Senior Executive Bonus Plan. For illustration purposes only, assuming the Merger was consummated on July 28, 2015 and the Company’s pre-tax earnings are in excess of 7 percent of total revenue, the amounts of incentive bonuses payable are as follows: Craig F. Maier - $93,121; Mark R. Lanning, Vice President of Finance and Chief Financial Officer - $14,141; Michael E. Conner, Vice President of Human Resources - $11,142; Michael R. Everett, Vice President of Information Technology - $11,189; and Karen F. Maier, Vice President of Marketing - $11,058 (actual payment amounts to be calculated on Company performance as of the Effective Time); and

•	the provision of indemnification and insurance arrangements under the Merger Agreement and Frisch’s articles of incorporation and bylaws.

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Financing of the Merger, page 7

4. Please clarify the amount of funds that will be provided from the equity financing and the amount of funds that will be provided from the sale-leaseback transaction.

RESPONSE: In response to the Staff’s comment, the “Financing of the Merger” section of the Summary Term Sheet portion of the Amended Preliminary Proxy Statement has been revised to read as follows:

Financing of the Merger (see page ___)

The Merger Consideration is being financed through a combination of financing sources, including an equity commitment pursuant to which the Fund has agreed to provide equity financing and an agreement whereby a third-party has agreed to provide the balance of funds necessary to consummate the Merger in the form of a sale-leaseback transaction involving certain of the Company’s real property assets (together, the “Financing Sources”). The Financing Sources have provided written assurances confirming the amounts to be provided or, as to the third-party funds, the conditional availability of such funds. The payment and performance obligations of Holding and Merger Sub in connection with the transaction are guaranteed by an agreement between the Company and the Fund (the “Guarantee”). The Merger Agreement contains no financing contingency. Holding will fund the Merger Consideration and certain Merger-related expenses with $165,000,000 from the sale-leaseback transaction and up to $25,000,000 of funds from the Fund.

For completeness, we have also edited the “Financing of the Merger” section on page 73 of the Amended Preliminary Proxy Statement to read as follows:

Financing of the Merger

There is no financing condition to the Merger. Holding intends to use cash on hand and cash received from FinCo from the completion of a simultaneous sale-leaseback of certain of Frisch’s real estate assets (the “Properties”) to pay the Merger Consideration and Merger-related costs. The sale-leaseback transaction will be with an independent third-party institutional investor.  Holding will fund the Merger Consideration and certain Merger-related expenses with $165,000,000 from the sale-leaseback transaction and up to $25,000,000 of funds from the Fund.

In the flow of funds memorandum governing these steps, the sale-leaseback provider will contribute cash proceeds from the sale-leaseback transaction directly to the Paying Agent and the Fund will contribute cash directly to the Paying Agent, which amounts, when combined, shall satisfy the Merger Consideration in full. The Surviving Corporation and the sale-leaseback provider will also simultaneously sign a lease agreement under which the sale-leaseback provider leases the Properties back to Frisch's.

Under the Merger Agreement, Frisch's must use reasonable efforts to cooperate with Holding and Merger Sub in connection with obtaining financing, so long as such cooperation does not unreasonably interfere with Frisch's ongoing operations. See "The Merger Agreement - Financing".

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Litigation Relating to the Merger, page 12

5. Please tell us whether any shareholder or derivative litigation related to the merger has been brought, and, to the extent it has, please provide us with a copy of each such complaint.

RESPONSE: No shareholder or derivation litigation related to the merger has been brought at the time of this filing. In response to the Staff’s comment, the “Litigation Relating to the Merger” section of the Amended Preliminary Proxy Statement has been revised to read as follows:

Litigation Relating to the Merger (see page ___)

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Frisch’s as to which indemnification is being sought nor is Frisch’s aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

For completeness, we have also revised the “Litigation Relating to the Merger” section on page 73 of the Amended Preliminary Proxy Statement to read as follows:

Litigation Relating to the Merger

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of Frisch’s as to which indemnification is being sought nor is Frisch’s aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Opinion of Raymond James, page 57

6. Please provide us with a copy of the board book and any other materials prepared by Raymond James.

RESPONSE: In response to the Staff’s comment, the written, confidential materials (including the board book) prepared by Raymond James & Associates, Inc. (“Raymond James”) in connection with its Opinion and presented to the board of Frisch’s at its meeting described in the Amended Preliminary Proxy Statement is being provided to the Staff by McGuireWoods LLP, as counsel to Raymond James, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company has been advised that these materials are being provided in accordance with such Rules, together with a request that these materials be returned promptly following completion of the Staff’s review thereof. The Company understands that such materials are not, and will not be, filed with or deemed to be part of the Proxy Statement, including any amendments thereto. The Company has been advised that a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 has been made by Raymond James through its counsel.

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Selected Companies Analysis, page 60

7. Please revise to disclose the data underlying the analysis and show how that information resulted in the multiples disclosed. For example, disclose enterprise value, adjusted enterprise value, revenue, EBITDA, and EBITDAR information for each company and for each respective period which is the basis for the multiples disclosed in the chart on page 61. Please revise the Selected Transaction Analysis section on page 61 in a similar manner for each selected transaction and the respective target company.

RESPONSE: In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 61 through 64 of the Amended Preliminary Proxy Statement, attached as Exhibit A to this letter.

Sincerely,

Frisch’s Restaurants, Inc.

/s/ Mark R. Lanning
Mark R. Lanning, CPA
Chief Financial Officer
Vice President – Finance

cc:	Craig F. Maier
President and Chief Executive Officer

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EXHIBIT A

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Board at its special meeting on May 21, 2015, which material was considered by Raymond James in rendering its Opinion. No company or transaction used in the analyses described below is identical or directly comparable to Frisch’s or the contemplated Merger.

Selected Companies Analysis. Raymond James reviewed and compared certain financial information relating to Frisch’s to corresponding information for a selected group of eight U.S. headquartered publicly-traded companies in the restaurant industry. Although none of the selected companies was identical or directly comparable to Frisch’s, the companies listed were selected because they are publicly-traded companies, had market capitalizations below $500 million and were of comparable size to Frisch’s based on corresponding financial information and ratios. The group of selected companies excluded high unit growth companies and companies that are predominately franchised. Raymond James deemed the following companies to be relevant to Frisch’s:

•	Ruby Tuesday, Inc.

•	Carrols Restaurant Group, Inc.

•	Bravo Brio Restaurant Group, Inc.

•	Luby’s, Inc.

•	Ignite Restaurant Group, Inc.

•	Diversified Restaurant Holdings, Inc.

•	Ark Restaurants Corp.

•	Flanigan’s Enterprises Inc.

Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus the sum of total outstanding third-party debt, capital leases and underfunded pension obligations less cash and cash equivalents) compared to both revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA, for the twelve months results ended April 7, 2015, in the case of Frisch’s, or as of the most recent publicly reported twelve months in the case of the selected companies, referred to as LTM, as well as to Wall Street research analysts’ projected revenue and EBITDA for the selected companies for the next twelve months results, referred to as NTM, (ii) adjusted enterprise value (enterprise value plus debt equivalent of real estate operating leases capitalized at eight times rent expense) compared to the LTM EBITDAR (EBITDA plus rent expense) results and (iii) equity value per share compared to earnings per share, using the LTM results as well as Wall Street estimates for the selected companies for the NTM period. Raymond James considered EBITDA and EBITDAR results on an adjusted basis to eliminate the impact of non-recurring, non-operating or non-cash items, including, but not limited to, stock-based compensation and other non-recurring charges. The estimates published by Wall Street research analysts were not prepared in connection with the Merger or at the request of Raymond James and may or may not prove to be accurate. The enterprise value ($ in millions) as well as the relevant multiples of each selected public company are summarized below:

		Enterprise Value / Revenue				Enterprise Value / Adjusted EBITDA				Adjusted Enterprise Value / Adjusted EBITDAR		Price/ Earnings
	Enterprise Value	LTM		NTM		LTM		NTM		LTM		LTM
Ruby Tuesday, Inc.	$610.1	0.5	x	0.5	x	6.9	x	8.7	x	7.3	x	nm
Carrols Restaurant Group, Inc.	$479.0	0.7	x	0.6	x	11.9	x	9.2	x	9.7	x	nm
Bravo Brio Restaurant Group, Inc.	$288.4	0.7	x	0.7	x	7.4	x	7.7	x	7.6	x	18.8	x
Luby’s, Inc.	$205.3	0.5	x	0.5	x	12.5	x	9.4	x	10.4	x	nm
Ignite Restaurant Group, Inc.	$254.8	0.5	x	0.5	x	7.6	x	8.1	x	7.8	x	nm
Diversified Restaurant Holdings, Inc.	$160.4	nm		nm		12.9	x	9.1	x	11.5	x	nm
Ark Restaurants Corp.	$89.0	0.6	x	na		7.4	x	na		7.7	x	16.6	x
Flanigan’s Enterprises Inc.	$66.3	0.7	x	na		7.0	x	na		7.3	x	11.4	x

Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for Frisch’s implied by the Merger Consideration. The results of the selected public companies analysis are summarized below:

	Enterprise Value / Revenue				Enterprise Value / Adjusted EBITDA				Adjusted Enterprise Value / Adjusted EBITDAR		Price/ Earnings
	LTM		NTM		LTM		NTM		LTM		LTM
Mean	0.6	x	0.6	x	9.2	x	8.7	x	8.7	x	15.6	x
Median	0.6	x	0.5	x	7.5	x	8.9	x	7.8	x	16.6	x
Minimum	0.5	x	0.5	x	6.9	x	7.7	x	7.3	x	11.4	x
Maximum	0.7	x	0.7	x	12.9	x	9.4	x	11.5	x	18.8	x

Merger Consideration	0.8	x	0.8	x	6.8	x	6.4	x	6.8	x	16.9	x

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to Frisch’s actual and projected financial results and determined the implied equity price per share of Frisch’s Common Stock and then compared those implied equity values per share to the Merger Consideration of $34.00 per share. The results of this are summarized below:

	Enterprise Value / Revenue		Enterprise Value / Adjusted EBITDA		Adjusted Enterprise Value / Adjusted EBITDAR	Price/ Earnings
	LTM	NTM	LTM	NTM	LTM	LTM
Mean	$25.41	$23.87	$46.07	$45.87	$45.33	$31.36
Median	$26.39	$23.12	$37.58	$46.91	$40.75	$33.46
Minimum	$21.31	$20.88	$34.77	$40.75	$38.10	$22.90
Maximum	$29.60	$28.55	$64.53	$49.37	$60.07	$37.72

Merger Consideration	$34.00	$34.00	$34.00	$34.00	$34.00	$34.00

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to nine acquisitions of U.S. headquartered publicly-traded companies in the restaurant industry. Although none of the selected target companies is identical or directly comparable to Frisch’s, the target companies listed were selected because they were publicly-traded companies, the transactions had an enterprise value between $25 million and $500 million and the transactions were announced since January 1, 2010. Raymond James prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	JAB Holdings Company acquired Einstein Noah Restaurant Group, Inc. announced September 2014

•	Apex Restaurant Management, Inc. acquired Morgan’s Foods Inc. announced March 2014

•	Fidelity National Financial, Inc. acquired J. Alexander’s Corporation announced June 2012

•	Angelo, Gordon & Co. acquired Benihana Inc. announced May 2012

•	Fidelity National Financial, Inc. acquired O’Charley’s Inc. announced February 2012

•	Landry’s, Inc. acquired Morton’s Restaurant Group, Inc. announced December 2011

•	Landry’s, Inc. acquired McCormick & Schmick’s Seafood Restaurants, Inc. announced November 2011

•	Golden Gate Capital acquired California Pizza Kitchen, Inc. announced May 2011

•	Mill Road Capital acquired Rubio’s Restaurants, Inc. announced May 2010

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ revenue and EBITDA on an adjusted basis to eliminate the impact of non-recurring, non-operating or non-cash items, including, but not limited to, stock-based compensation and other non-recurring charges and adjusted enterprise value compared to the target companies’ EBITDAR, in each case for twelve months ended prior to announcement of the transaction, where such information was publicly available. The enterprise value ($ in millions) as well as the relevant multiples of each selected transaction are summarized below:

	Enterprise Value	Enterprise Value / Revenue		Enterprise Value / Adjusted EBITDA		Adjusted Enterprise Value / Adjusted EBITDAR
JAB/Einstein	$475.4	1.1	x	9.4	x	8.8	x
Apex/Morgan’s	$26.7	0.3	x	6.7	x	7.2	x
Fidelity/J. Alexander	$100.0	0.6	x	9.5	x	9.0	x
Angelo, Gordon/Benihana	$285.0	0.8	x	8.8	x	8.5	x
Fidelity/O’Charley’s	$200.8	0.2	x	6.1	x	7.1	x
Landry’s/Morton’s	$189.1	0.6	x	6.5	x	7.2	x
Landry’s/McCormick & Schmick’s	$132.6	0.4	x	6.6	x	7.5	x
Golden Gate/CPK	$456.6	0.7	x	7.3	x	7.6	x
Mill Road/Rubio’s	$79.4	0.4	x	7.0	x	7.6	x

Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Frisch’s implied by the Merger Consideration. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to Frisch’s actual LTM revenue, EBITDA or EBITDAR to determine the implied equity price per share and then compared those implied equity values per share to the Merger Consideration of $34.00 per share. The results of the selected transactions analysis are summarized below:

	Enterprise Value/LTM		Implied Equity Price
	Revenue		Per Share
Mean	0.6	x	$24.03
Median	0.6	x	24.61
Minimum	0.2	x	10.47
Maximum	1.1	x	44.29

Merger Consideration	0.8	x	$34.00

	Enterprise Value/LTM		Implied Equity Price
	Adjusted EBITDA		Per Share
Mean	7.5	x	$37.90
Median	7.0	x	34.97
Minimum	6.1	x	30.91
Maximum	9.5	x	47.44

Merger Consideration	6.8	x	$34.00

	Adjusted Enterprise Value/LTM		Implied Equity Price
	Adjusted EBITDAR		Per Share
Mean	7.8	x	$40.99
Median	7.6	x	39.57
Minimum	7.1	x	37.36
Maximum	9.0	x	47.04

Merger Consideration	6.8	x	$34.00